Exhibit 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Six Months Ended
($ in thousands)	June 30, 2009		June 27, 2008		June 30, 2009		June 27, 2008
I. Earnings:
Net income	$3,373		$4,048		$7,342		$8,623
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$3,373		$4,048		$7,342		$8,623

II. Fixed charges:
Preferred stock dividends	$2,531		$2,507		$5,119		$5,062

III. Ratios of earnings to fixed charges	1.33	x	1.61	x	1.43	x	1.70	x